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                     November 17, 2023

       Robert P. Verostek
       Executive Vice President and Chief Financial Officer
       Denny   s Corporation
       203 East Main Street
       Spartanburg, SC 29319

                                                        Re: Denny   s
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2022
                                                            File No. 000-18051

       Dear Robert P. Verostek:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services